Exhibit 99.1

March 2, 2017

BY SEDAR

Ontario Securities Commission

FORTIS INC.

We refer to the prospectus supplement dated March 2, 2017 (the “Prospectus Supplement”) to the short form base shelf prospectus of Fortis Inc. (the “Corporation”) dated November 30, 2016.

We hereby consent to the use of our firm name under the heading “Legal Matters” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “Enforceability of Civil Liabilities” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

(signed) Davies Ward Phillips & Vineberg LLP